                                                                 Exhibit (a)(10)



                         COOPER RIVER PROPERTIES, L.L.C.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222

                                December 15, 1998



To:      The Limited Partners of
         Davidson Diversified Real Estate I, L.P.

         Enclosed for your review and consideration are documents which supplement and update the terms of an offer by Cooper River Properties, L.L.C. ("Cooper River") to purchase your units of limited partnership interests in Davidson Diversified Real Estate I, L.P. (the "Partnership"). Cooper River has reduced the purchase price of its offer to $2,400 net to the seller in cash per Unit and has extended its offer to 5:00 p.m. on Thursday, December 31, 1998. The purchase price now being offered is still higher than any other third party tender offers that have been commenced during the time that Cooper River's offer has been open.

         Cooper River lowered its purchase price because it considered the properties' location, physical condition and deferred maintenance costs associated with the Partnership's properties, each of which previously was not taken into account in determining its original purchase price. Cooper River updated its analysis of the Partnership's properties and subtracted the additional liabilities, including deferred maintenance, from the gross value of the Partnership's properties. This methodology is more thoroughly explained in the First Supplement to the Offer to Purchase included with this letter. You are urged to read those materials, along with the Offer to Purchase and related materials previously sent to you, prior to deciding whether to tender your Units.

         LIMITED PARTNERS WHO PREVIOUSLY TENDERED UNITS AND WISH TO ACCEPT THE NEW, LOWER PRICE DO NOT NEED TO TAKE ANY FURTHER ACTION. LIMITED PARTNERS WHO DESIRE TO WITHDRAW PREVIOUSLY TENDERED UNITS MAY DO SO IN ACCORDANCE WITH
SECTION 4 OF THE OFFER TO PURCHASE.

         If you have any questions concerning Cooper River's tender offer, or need assistance completing the forms necessary to tender your Units, or would like another copy of the Offer to Purchase, please contact our Information Agent, Beacon Hill Partners, at (800) 854-9486.

         Thank you.

                                               Sincerely,


                                               Cooper River Properties, L.L.C.